Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	NIRE 35300010230

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. held on February 8, 2010, it was decided:

1)
to declare complementary interest on capital for the fiscal year 2009 equivalent to R$ 0.3844 per share, to be paid on March 1st 2010, based upon the shareholding position at the close of business on February 19, 2010 and with retention of 15% withholding tax at source, resulting in net interest of R$ 0.32674 per share, excluding from this retention corporate stockholders validly proving tax immunity or exemption;

2)
also on March 1st 2010, to pay interest on capital declared by this Board of Directors at its meeting on December 16, 2009 equivalent to R$ 0.1776 per share, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.15096 per share, excluding from this retention corporate stockholders validly proving tax immunity or exemption. The individualized credit entry corresponding to this interest was booked on December 30, 2009 based upon the shareholding position at the close of business on December 30, 2009, as already notified;

3)	thus, stockholders with shares since December 30, 2009 shall receive interest on capital as follows:

Meeting of the Board of Directors	IOC (*) to be paid on March 1st 2010
Declared on December 16, 2009	R$ 0.15096 per share
Declared on February 8, 2010	R$ 0.32674 per share
Total	R$ 0.47770 per share
(*) interest on capital, after 15% income tax withheld at source.

São Paulo-SP, February 8, 2010. ALFREDO EGYDIO SETUBAL Investor Relations Officer